Best Western International, Inc.

6201 N. 24th Parkway
Phoenix, Arizona 85016

May 2, 2019

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:Kim McManus

Jeffrey Lewis

Robert Telewicz

Joshua Lobert

Re:Best Western International, Inc.

Registration Statement on Form S-1, File No. 333-226793

CIK No. 0001733381

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Best Western International, Inc., an Arizona nonprofit corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-226793, as amended, to 10:00 a.m., Eastern Time, on Monday, May 6, 2019, or as soon thereafter as practicable.

Please contact Edward J. Schneidman of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3333 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mark Straszynski
Mark Straszynski
Senior Vice President and Chief Financial Officer